SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)
CenterPoint Energy, Inc.
(Name of Subject Company (issuer))
CenterPoint Energy, Inc.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
3.75% Convertible Senior Notes Due 2023
3.75% Convertible Senior Notes, Series B Due 2023
(Title of Class of Securities)
15189TAA5 and 15189TAC1
15189TAM9
(CUSIP Number of Class of Securities)
Rufus S. Scott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002
(713) 207-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Gerald M. Spedale
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1 through 9
ITEM 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS
Notice of Conversion Rate Adjustment
Company Press Release
Notice of Accrual of Contingent Interest

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2008 by CenterPoint Energy, Inc. (the “Company”), as amended by Amendment No. 1 filed by the Company with the SEC on April 25, 2008 (“Amendment No. 1”) and Amendment No. 2 filed by the Company with the SEC on April 30, 2008 (“Amendment No. 2”) (as amended and supplemented by Amendment No. 1 and Amendment No. 2, the “Schedule TO”), relating to the Company’s offer to purchase its 3.75% Convertible Senior Notes due 2023 (the “Old Notes”) and 3.75% Convertible Senior Notes, Series B due 2023 (the “New Notes” and, together with the Old Notes, the “Notes”) that were issued by the Company, upon the terms and conditions set forth in the Indenture dated as of May 19, 2003 (the “Original Indenture”) by and between the Company and The Bank of New York Trust Company, National Association (successor to JPMorgan Chase Bank), as Trustee, as amended and supplemented by Supplemental Indenture No. 1 dated as of May 19, 2003 (“Supplemental Indenture No. 1”), under which the Old Notes were issued, and Supplemental Indenture No. 6 dated as of August 23, 2005 (“Supplemental Indenture No. 6” and, together with Supplemental Indenture No. 1, the “Supplemental Indentures”), under which the New Notes were issued (the Original Indenture, as amended and supplemented by Supplemental Indenture No. 1 and Supplemental Indenture No. 6, the “Indenture”), the Company Notice dated April 17, 2008 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(E) to the Schedule TO.
     This Amendment No. 3 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.
ITEMS 1 through 9.
     Items 1 through 9 of the Schedule TO, as well as the Company Notice, which is incorporated by reference therein, are hereby amended and supplemented to reflect the following:
Conversion Rate Adjustment
     As a result of the Company’s regular quarterly cash dividend on its common stock, payable on June 10, 2008 to shareholders of record as of the close of business on May 16, 2008, the Conversion Rate (as defined in the Supplemental Indentures) of the Notes will be increased to $90.7622 per $1,000 principal amount of the Notes effective May 19, 2008, pursuant to the terms of the Indenture.
Accrual of Contingent Interest
     On May 14, 2008, the Company announced that for the six-month period beginning May 15, 2008, the Notes will, subject to the terms of the Indenture, accrue contingent interest in the amount of $3.4341 per $1,000 principal amount of Notes in addition to regular interest on the Notes. As previously announced on April 16, 2008, the Company plans to redeem all Notes on May 30, 2008 (the “Redemption Date”). The amount of contingent interest that will be payable with respect to the Notes on the Redemption Date equals $0.2862 per $1,000 principal amount of the Notes, a pro rated portion of the amount that will accrue for the period from May 15, 2008 through November 14, 2008.
     Holders that tender Notes pursuant to the Company’s offer to purchase will not receive any payment of contingent interest.
     Item 12 is hereby amended to read in its entirety as follows:
ITEM 12. Exhibits.

(a)(1)(A)*	—	Company Notice to the Holders of CenterPoint Energy, Inc. 3.75% Convertible Senior Notes due 2023 and 3.75% Convertible Senior Notes, Series B due 2023, dated April 17, 2008.

(a)(1)(B)*	—	Form of Purchase Notice.

(a)(1)(C)*	—	Form of Notice of Withdrawal.

(a)(1)(D)*	—	Substitute Form W-9.

(a)(1)(E)*	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	—	The description of the Old Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 4, 2003.

(a)(1)(G)	—	The description of the New Notes and the Indenture set forth under the caption “Description of the New Notes” in the Company’s prospectus dated July 19, 2005.

(a)(5)(A)*	—	Company Press Release dated April 16, 2008.

(a)(5)(B)*	—	Company Press Release dated April 17, 2008.

(a)(5)(C)*	—	Notice of Redemption.

(a)(5)(D)**	—	Company Press Release dated April 25, 2008.

(a)(5)(E)**	—	Notice of Dividend Declaration Resulting in Conversion Rate Adjustment.

(a)(5)(F)	—	Notice of Conversion Rate Adjustment.

(a)(5)(G)	—	Company Press Release dated May 14, 2008.

(a)(5)(H)	—	Notice of Accrual of Contingent Interest.

(b)	—	$1,200,000,000 Second Amended and Restated Credit Agreement dated as of June 29, 2007, among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(1)	—	Indenture, dated as of May 19, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(2)	—	Supplemental Indenture No. 1 dated as of May 19, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(3)	—	Supplemental Indenture No. 6, dated as of August 23, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4(g)(7) to the Company’s Form 10-K for the year ended December 31, 2005).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed as an exhibit to the Schedule TO-I filed on April 17, 2008.

**	Previously filed as an exhibit to the Schedule TO-I/A filed on April 25, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 13, 2008

CENTERPOINT ENERGY, INC.
By:	/s/ Rufus S. Scott
Rufus S. Scott
Senior Vice President, Deputy General Counsel and Assistant Corporate Secretary

INDEX TO EXHIBITS

(a)(1)(A)*	—	Company Notice to the Holders of CenterPoint Energy, Inc. 3.75% Convertible Senior Notes due 2023 and 3.75% Convertible Senior Notes, Series B due 2023, dated April 17, 2008.

(a)(1)(B)*	—	Form of Purchase Notice.

(a)(1)(C)*	—	Form of Notice of Withdrawal.

(a)(1)(D)*	—	Substitute Form W-9.

(a)(1)(E)*	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	—	The description of the Old Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus dated December 4, 2003.

(a)(1)(G)	—	The description of the New Notes and the Indenture set forth under the caption “Description of the New Notes” in the Company’s prospectus dated July 19, 2005.

(a)(5)(A)*	—	Company Press Release dated April 16, 2008.

(a)(5)(B)*	—	Company Press Release dated April 17, 2008.

(a)(5)(C)*	—	Notice of Redemption.

(a)(5)(D)**	—	Company Press Release dated April 25, 2008.

(a)(5)(E)**	—	Notice of Dividend Declaration Resulting in Conversion Rate Adjustment.

(a)(5)(F)	—	Notice of Conversion Rate Adjustment.

(a)(5)(G)	—	Company Press Release dated May 14, 2008.

(a)(5)(H)	—	Notice of Accrual of Contingent Interest.

(b)	—	$1,200,000,000 Second Amended and Restated Credit Agreement dated as of June 29, 2007, among the Company, Citibank, N.A., as Syndication Agent, Barclays Bank PLC, Bank of America, National Association and Credit Suisse, Cayman Islands Branch, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Administrative Agent, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Bookrunners, and the banks named therein (incorporated by reference to Exhibit 4.3 to the Company’s Form 10-Q for the quarter ended June 30, 2007).

(d)(1)	—	Indenture, dated as of May 19, 2003, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(2)	—	Supplemental Indenture No. 1 dated as of May 19, 2003 between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated May 19, 2003).

(d)(3)	—	Supplemental Indenture No. 6, dated as of August 23, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 4(g)(7) to the Company’s Form 10-K for the year ended December 31, 2005).

(g)	—	Not applicable.

(h)	—	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed on April 17, 2008.

**	Previously filed as an exhibit to the Schedule TO-I/A filed on April 25, 2008.

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